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                                                                       Exhibit 1


FOR IMMEDIATE RELEASE                           CONTACT:  SCOTT WILLIAMS
MONDAY, NOVEMBER 16, 1998                                 (202) 739-0225
                                                          STEVE DUCHESNE
                                                          (202) 730-0245

THE FOLLOWING STATEMENT REGARDING THE SETTLEMENT OF PENDING STATE LAWSUITS WAS RELEASED TODAY BY PHILIP MORRIS, INCORPORATED; R.J. REYNOLDS TOBACCO COMPANY, BROWN AND WILLIAMSON TOBACCO CORPORATION; AND THE LORILLARD TOBACCO
COMPANY:

Today, representatives of the state attorneys general and the four major U.S. tobacco companies reached consensus on a proposed agreement that could settle lawsuits filed by the states.

The remaining attorneys general will review the proposal during the next several days and decide whether to accept or reject it. A final agreement is contingent upon acceptance of the proposal by a sufficient number of states, and we cannot be certain that enough states will join the agreement in order for us to sign it.

Under the proposed agreement, the states would receive funding for new research on methods to reduce tobacco consumption by minors and the effects
of tobacco use.   Additionally, the companies would agree to significant
restrictions on our traditional advertising and marketing practices in participating states and would provide those states with funds to design and implement programs they believe would effectively reduce access to, and use of, tobacco products by minors.

While we remain confident in our legal defenses, we are prepared to accept this proposed agreement as a way to end this unique litigation and join in a common sense approach to addressing important tobacco issues.


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